UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On July 11, 2018, Ability Inc. (the “Company”) announced its consolidated financial results for the three months ended March 31, 2018.

2018 First Quarter Consolidated Financial Summary

Revenues for the three months ended March 31, 2018 were $387,000, compared to $797,000 for the three months ended March 31, 2017. The revenues for the three months ended March 31, 2018 related primarily to sales to a reseller in Asia. The revenues for the three months ended March 31, 2017 related primarily to sales to a reseller in Latin America.

Cost of revenues for the three months ended March 31, 2018 were $495,000, compared to $620,000 for the three months ended March 31, 2017, with such decrease being consistent with the decrease in revenues.

Operating loss for the three months ended March 31, 2018 was $(3.0) million, compared to $(3.1) million for the three months ended March 31, 2017. The decrease was due to lower cost of revenues, selling and marketing expenses and general and administrative expenses, with such decrease being partially offset by a decrease in revenues.

Net and comprehensive loss for each of the three months ended March 31, 2018 and March 31, 2017 was $(3.0) million, or $(1.2) per ordinary basic and diluted share.

Negative EBITDA for each of the three months ended March 31, 2018 and March 31, 2017 was $(2.9) million. Please refer to the consolidated financial tables below for a reconciliation of GAAP to Non-GAAP results.

Consolidated Balance Sheets Highlights

As of March 31, 2018, the Company had an accumulated deficit of $21.0 million, cash and cash equivalents of $710,000, and a negative working capital of $3.5 million, compared to accumulated deficit of $18.0 million, cash and cash equivalents of $1.9 million and negative working capital of $556,000 as of December 31, 2017.

Due to a significant decline in revenues and an increase in legal and professional services fees, the Company has suffered losses from operations, and it has an accumulated deficit that, among other reasons, raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accounting firm, in its report on its audited consolidated financial statements for the year ended December 31, 2017 expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, increase in sales, the Company’s controlling shareholders’ financial support of the Company, a decrease in litigation costs, the Company’s ability to remain listed on the NASDAQ Capital Market and favorable resolution of the pending lawsuits and SEC investigation.

On July 3, 2018, the United States Securities and Exchange Commission (the “SEC”) issued a “Wells” notice to the Company and two of its officers, directors and controlling shareholders, Anatoly Hurgin and Alexander Aurovsky, in connection with the previously disclosed ongoing investigation of the SEC into the transaction with Cambridge Capital Acquisition Corporation, the restatement that occurred in May 2016, and financial and business information. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against the Company and Messrs. Hurgin and Aurovsky that would allege, among others, violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. A Wells notice is neither a formal allegation of wrongdoing nor a finding that any violations of law have occurred. Rather, it provides the Company and Messrs. Hurgin and Aurovsky with an opportunity to respond to issues raised by the SEC and offer their perspective prior to any SEC decision to institute proceedings. If enforcement action is initiated, this could result in the Company and Messrs. Hurgin and Aurovsky being subject to an injunction and cease and desist order from further violations of the securities laws as well as monetary penalties of disgorgement, pre-judgment interest, a civil penalty, and in the case of Messrs. Hurgin and Aurovsky only, a bar from serving as an officer or director.

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The Company expects to continue incurring losses and negative cash flows from operations in the foreseeable future. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company only has sufficient cash on its balance sheet to finance its operations through the next four months assuming the utilization in full of its line of credit described in the next sentence. As further described below, on April 11, 2018, the Company obtained a six-month bank line of credit of NIS 11 million ($3.1 million) secured by Messrs. Hurgin and Aurovsky. To date, the Company has drawn down NIS 4.2 million ($1.2 million) on the line of credit.

Management is investing significant marketing efforts in order to generate additional revenue and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability however as a result of the Wells notice, the Company expects to incur significant legal expenses. Additionally, the Company plans to raise capital through the sale of equity securities or debt and settle certain of the lawsuits that are pending.

On February 21, 2018, Messrs. Hurgin and Aurovsky executed an Irrevocable Undertaking (the “Undertaking”) for the Company’s benefit. According to the Undertaking, Messrs. Hurgin and Aurovsky agreed to make available to the Company from, March 1, 2018, a $3.0 million line of credit or loan in favor of the Company’s subsidiary, Ability Computer & Software Industries Ltd. The Undertaking provided that the term of the line of credit or loan is to be for a period of no less than six months. The line of credit or loan will not bear any interest and Messrs. Hurgin and Aurovsky may not demand repayment, reduce or otherwise impair the line of credit or the loan. The Undertaking further provided that at the end of the term of the line of credit or loan, the board of directors will determine whether repayment of the line of credit or the loan will compromise the Company’s ability to meet its obligations. Messrs. Hurgin and Aurovsky undertook to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the board of directors with respect to the necessity of the support of Messrs. Hurgin and Aurovsky. On April 11, 2018, the Company obtained a six-month line of credit from an Israeli commercial bank in the amount of NIS 11 million ($3.1 million), of which NIS 4.2 million ($1.2 million) has been drawn down to date. On amounts drawn under the line of credit, an interest rate in an amount to be determined at the time of draw down shall apply (which is currently 2.9% per annum) in addition to a semi-annual bank commission of NIS 27,500 ($7,900). Subsequently at a meeting of the board of directors on April 23, 2018, it was resolved to amend the terms of the Undertaking to provide that the Company will bear the costs and interest of the line of credit.

There is no assurance, however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in selling our products, raising capital, settling certain lawsuits or if SEC enforcement action is initiated we may need to further reduce activities, curtail or cease operations.

On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018.

Forward-Looking Statements

This Report on Form 6-K may contain “forward-looking statements” within the meanings of the Private Securities Litigation Reform Act of 1995. These statements, which may be identified by words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “could,” “projects,” “potential” and other similar terms and phrases, are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management as of the date of such statements. These statements are subject to risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. The Company specifically disclaims any obligation to update these statements, which speak only as of the dates on which such statements are made, except as may be required under the federal securities laws. Information regarding additional risks and uncertainties is contained in the Company on the Annual Report on Form 20-F for the year ended December 31, 2017.

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Ability Inc.

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2018	2017
	U.S. Dollar in thousands
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$710	$1,944
Restricted deposits	155	-
Restricted deposit for put option	12,203	-
Accounts receivable	2,000	1,975
Inventory	50	50
Income tax receivable	160	162
Other receivables	674	2,351
Total Current Assets	15,952	6,482

NON-CURRENT ASSETS:
Restricted deposit for put option	-	12,143
Property and equipment, net	1,264	1,388
Total Non-Current Assets	1,264	$13,531

Total Assets	$17,216	$20,013

LIABILITIES AND SHAREHOLDER’S EQUITY (NET OF CAPITAL DEFICIENCY):
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$149	$135
Trade accounts payable, accrued expenses and other accounts payable	4,534	4,056
Put option liability	12,203	-
Accrued expenses and accounts payable with respect to Projects	2,046	2,541
Progress payments in excess of accumulated costs with respect to Projects	475	306
Total Current Liabilities	19,407	7,038

NON-CURRENT LIABILITIES:
Put option liability	-	12,143
Accrued severance pay	239	241
Total Non-Current Liabilities	239	12,384

Total Liabilities	19,646	19,422

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares $0.0001 par value, 20,000,000 shares authorized, 2,576,415 shares issued and outstanding at March 31, 2018 and December 31, 2017*	3	3
Preferred shares $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding at March 31, 2018 and December 31, 2017*	-	-
Additional paid in capital	18,560	18,560
Accumulated deficit	(20,993)	(17,972)
Total Shareholders’ Equity (Capital Deficiency)	(2,430)	591
Total Liabilities and Shareholders’ Equity (Net of Capital Deficiency)	$17,216	$20,013

* On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

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Ability Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three months ended
	March 31,
	2018	2017
	U.S. Dollar in thousands, except per share data
	Unaudited

Revenues	$387	$797
Cost of revenues	495	620
Gross profit (loss)	(108)	177

Selling and marketing expenses	672	746
General and administrative expenses	2,261	2,486
Operating loss	(3,041)	(3,055)

Financial income, net	(20)	(67)
Loss before income tax	(3,021)	(2,988)

Income tax expenses	-	12
Net and comprehensive loss	$(3,021)	$(3,000)

Weighted-average ordinary shares outstanding - Basic and diluted	2,459,088	2,459,088

Loss per ordinary share - basic and diluted	$(1.23)	$(1.22)

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Ability Inc.

Condensed Consolidated Statements of Cash Flows

	Three months ended
	March 31,
	2018	2017
	U.S. Dollar in thousands
	Unaudited
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(3,021)	$(3,000)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	39	43
Amortization	85	78
Change in operating assets and liabilities:
Restricted deposits	(155)	(103)
Accounts receivable	(25)	1,163
Other receivables	1,677	(492)
Restricted deposit for put option	-	(49)
Accrued payroll and other compensation related accruals	14	(114)
Trade accounts payable, accrued expenses and other accounts payables	478	585
Income tax payable	2	129
Accrued expenses and accounts payable with respect to Projects	(495)	(2,182)
Progress payments in excess of accumulated costs with respect to Projects	169	577
Accrued severance pay	(2)	6
Total adjustments	1,787	(359)
Net cash used in operating activities	(1,234)	(3,359)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from controlling shareholders	-	(11)
Net cash used in financing activities	-	(11)

Net change In cash and cash equivalents	(1,234)	(3,370)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,944	11,840
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$710	$8,470

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and banks’ charges	$16	$6
Income tax	$1	$2

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Ability Inc.

Condensed Consolidated EBITDA

	Three months ended
	March 31,
	2018	2017
	U.S. Dollar in thousands
	Unaudited

Operating loss	$(3,041)	$(3,055)
Depreciation	39	43
Amortization	85	78
EBITDA (negative EBITDA)	$(2,917)	$(2,934)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: July 11, 2018

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